Schedule I

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Docler Holding S.à r.l.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Gyorgy Gattyan	Hungary	Class A Manager; sole equity owner	Group CEO	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg
Karoly Papp	Hungary	Class B Manager	Managing Director Product	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg
Raffaele Zucca Alessandrelli	Italy	Class B Manager	Group General Counsel	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg
Florian Wopfner	Austria	Class B Manager	Group CFO	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg

<u>Byborg Enterprises S.A.</u>

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Andras Somkuti	Hungary	Director	Managing Director Business Development	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg
Karoly Papp	Hungary	Director	Managing Director Product	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg
Raffaele Zucca Alessandrelli	Italy	Director	Group General Counsel	<u>Docler Holding S.à r.l.</u>, holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg
Julianna Adam	Hungary	Director	Managing Director Operations	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg

The Million S.à r.l.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Raffaele Zucca Alessandrelli	Italy	Sole Manager	Group General Counsel	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg